SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January 2010

FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of registrant’s name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

          On January 14, 2010 Fresenius Medical Care AG & Co. KGaA (the “Company”) issued an Investor News announcing its pricing of Senior Notes due 2016 in the principal amount of €250million issued by FMC Finance VI S.A., a wholly owned subsidiary of the Company.

EXHIBITS

Exhibit 99.1	Investor News Release issued January 14, 2010.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: January 14, 2010

FRESENIUS MEDICAL CARE AG & Co. KGaA, a partnership limited by shares, represented by:

FRESENIUS MEDICAL CARE MANAGEMENT AG, its general partner

By:	/s/ DR. BEN J. LIPPS

	Name:	Dr. Ben J. Lipps

	Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner

By:	/s/ MICHAEL BROSNAN

	Name:	Michael Brosnan

	Title:	Chief Financial Officer and Member of the Management Board of the General Partner